UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Meeting with Fund Managers

SIGNATURES

Meeting with Fund Managers

Within the framework of regular relations with markets, Sergio Marchionne, Chief Executive Officer of Fiat, met today several fund managers at the offices of Mediobanca.

In the course of the meeting, Mr. Marchionne reported on the operating performance of the Group and its outlook and confirmed, among other things, that the investment in Rcs is a “strategic” one.

Fiat’s Chief Executive Officer reiterated to fund managers what he had already said on the occasion of the Stockholders Meeting held two weeks ago in Turin.

No additional information was therefore provided other than that already disclosed to markets, and on the occasion of the Fiat Stockholders Meeting.

Turin, July 8, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney